SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   November 2, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

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(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on November 2, 2001 as follows:

CLIFFS TO ACQUIRE ADDITIONAL 45 PERCENT INTEREST IN TILDEN MINE AND ENTER INTO NEW SALES CONTRACT

CLEVELAND, OH — November 2, 2001 — Cleveland-Cliffs Inc (NYSE:CLF) today announced the planned acquisition of Cannelton Iron Ore Company's 45 percent interest in the Tilden Mine for the assumption of Cannelton's share of Tilden liabilities at the time of the closing. Cannelton is a wholly-owned subsidiary of Algoma Steel, Inc. Cannelton's share of recorded liabilities at the time of closing is expected to be between $15 and $20 million. The acquisition is contingent on the successful financial restructuring of Algoma, and associated creditor and court approvals, which are likely to occur near year-end. Algoma has been operating under the Companies' Creditors Arrangement Act in Ontario, Canada since April 23, 2001.

The acquisition of Cannelton's interest in the Tilden Mine will increase Cliffs' ownership of the mine from 40 percent to 85 percent, and increase Cliffs' share of the mine's 7.8 million ton production capacity from 3.1 million tons to 6.6 million tons. Stelco, Inc. is the other 15 percent owner of the Tilden Mine located in Michigan's Upper Peninsula.

Separately, Cliffs and Algoma have agreed to terms for a sales agreement that will make Cliffs the sole supplier of iron ore pellets purchased by Algoma for a 15 year period. Sales to Algoma under this new contract are expected to range between 3.0 and 3.5 million tons per year over the contract term.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "The acquisition of this interest in the Tilden Mine is a major step forward in Cliffs' strategy to be a bigger, more powerful force in consolidating the North American pellet market. This transaction will increase Cliffs' share of the pellet production capacity of the five mines it currently manages from 12.8 million tons to 16.3 million tons, an increase of 27 percent. With most steel companies interested in exiting their ownership positions, there is a unique and exciting opportunity today for Cliffs to take a leadership position in remaking the iron ore business in the United States." Brinzo added, "Cliffs has had a long and valued relationship with Algoma, and we are pleased that this relationship will continue by way of our new long-term sales agreement with Algoma."

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Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

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This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors, such as: the execution of definitive agreements, Algoma's success in developing and executing a financial restructuring plan, and obtaining the necessary creditor and court approvals to complete the transactions, and changes in economic and market conditions that impact the iron and steel industry, Algoma, and Cliffs.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

                    Name: C. B. Bezik
                    Title: Senior Vice President -Finance

Dated: November 5, 2001

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